

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2013

<u>Via E-Mail</u>
Leonard Sternheim
Chief Executive Officer and Chief Financial Officer
Mustang Alliances, Inc.
382 NE 191 Street Suite 46843
Miami, Florida 33179-3899

>   **Re: Mustang Alliances, Inc.**
>   **Form 10-K for the Year Ended December 31, 2012**
>   **Filed April 10, 2013**
>   **Form 10-Q for the Quarter Ended June 30, 2013**
>   **Filed August 19, 2013**
>   **File No. 000-54212**

Dear Mr. Sternheim:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

>   Sincerely,
>
>   /s/ Linda Cvrkel
>
>   Linda Cvrkel
>   Branch Chief